

Gary Arnett – Managing Director

Mr. Arnett is responsible for overseeing the money transfer department and ensuring that Call4USA is in compliance with all governmental rules and regulations involving money transfers. He will also be responsible for tracking actual money transfers and filing any Suspicious Activity Reports that may be required.

Mr. Arnett has 30+ years of experience both with public and private companies ranging in size from start-ups to billion-dollar divisions of international conglomerates. His range of industry experience includes the fields of real estate, technology and telecommunications. Mr. Arnett has successfully managed and directed the strategic business plan for both early stage growth firms and large companies ($1 billion in annual revenue). During his career, he has participated in the capital raise for companies seeking early stage funding to public offerings and raised both equity and debt from firms such as Fortress Investment Group and Macquarie Group. For the past 15+ years, he worked in the telecommunications industry at Black Dot serving as CFO and managing relationships with AT&T, T-Mobile and other Tier 2 carriers. While serving at Black Dot, Mr. Arnett was one of three executives that successfully managed the growth of the company from a start-up operation phase to a multi-million dollar venture and assumed a leading role in the diversification and funding of the business into related ventures. Mr. Arnett obtained his Master in Business Administration from the University of Southern California graduating with honors summa cum laude.